September 6, 2017

VIA EDGAR

Ms. Megan Miller
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:   Forum Funds
  (File No. 811-03023)

Dear Ms. Miller:

This letter is in response to comments provided by the staff ("Staff") of the Securities and Exchange Commission (the "SEC") with respect to certain filings made by Forum Funds, a Delaware statutory trust (the "Trust"), on behalf of each of its series (each, a "Fund" and collectively, the "Funds"). The comments were provided by you in a telephone conversation on Tuesday, August 8, 2017. For your convenience, your comments are set out below in bold text and each comment is followed by our response.

Comment 1: The Polaris Global Value Fund includes in its prospectus "MLPs Risk" and "Options Risk" as principal risks of investing in the Fund. However, the Fund did not hold these types of investments in the Schedule of Investments. Please explain why these two risks are principal to investing in the Fund.

Response:  As disclosed in the Fund's principal investment strategies, the Fund may invest in publicly traded master limited partnerships ("MLPs") and the Adviser to the Fund may write covered call options in pursuit of the Fund's investment objective. While the Fund may not have held these types of investments at the period end, the Fund reserves the right to do so and may, from time to time, invest greater than 5% of its total net assets in such investments. As a result, the Registrant believes it remains appropriate to include appropriate risk disclosures relating to MLPs and options in the Fund's prospectus.

Comment 2: Please explain how sector risk is addressed in the prospectus for the Polaris Global Value Fund, given that the Fund invested 28.1% of its total net assets in the financials sector.

Response: As a result of the level of the Fund's investments in the financials sector, Registrant intends to include in its prospectus (in the section entitled "Principal Investment Risks") additional risk disclosures concerning the risks of the Fund's investments in the financials sector in conjunction with the Fund's next annual registration statement update.
Comment 3: With respect to the Polaris Global Value Fund, please explain if any of the fees waived or expenses reimbursed by the Adviser are subject to recapture and, if so, explain the terms of such recapture. Please add the appropriate disclosures in the Notes to Financials and describe the terms and amounts subject to recapture, as applicable.
Response: The Adviser receives an advisory fee from the Fund at an annual rate equal to 1.00% of the Fund's average annual daily net assets under the terms of the advisory agreement. In addition, the Adviser has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expense on short sales, acquired fund fees and expenses, proxy expenses and extraordinary expenses to 0.99% (the "Expense Cap"). As a result of fees waived and expenses reimbursed by the Adviser under the Expense Cap, the actual advisory fee rate paid by the Fund to the Adviser for the fiscal year ended December 31, 2016 was 0.73%. Under the terms of the Expense Cap, the Adviser may be reimbursed by the Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment is made within three years of the fee waiver or expense reimbursement and does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Fund to exceed the lesser of (i) the then-current expense cap, or (ii) the expense cap in place at the time the fees/expenses were waived/reimbursed. However, because the Expense Cap is less than the contractual advisory fee, in practice none of the fees waived or expenses reimbursed by the Adviser would be subject to recapture.
Comment 4: With respect to the Lebenthal Lisanti Small Cap Growth Fund, please include the frequency with which management fees are paid to the Adviser (e.g., monthly or quarterly) in the Notes to Financials section of the report.

Response: Disclosure regarding the frequency with which management fees are paid to the Adviser will be included in the Notes to Financials for each report going forward, beginning with the June 30, 2017 semi-annual report to shareholders filed on August 25, 2017 on Form N-CSRS.

Comment 5: With respect to The BeeHive Fund, please confirm if there are any acquired fund fees and expenses associated with the Fund's money market investment. If so, and if those fees are material (i.e., greater than 0.01%), please update the fee and expenses table in the Fund's prospectus.

Response: There were acquired fund fees and expenses associated with the Fund's money market investment.  For the fiscal year (period ending December 31, 2016), acquired fund fees and expenses for the Fund did not exceed 0.01%.

Comment 6: With respect to The BeeHive Fund, please include the share class in which the Fund invests in the money market fund.

Response:  Disclosure regarding the share class in which the Fund invests in the money market fund will be included in the Schedule of Investments for each report going forward, beginning with the June 30, 2017 semi-annual report to shareholders filed on August 25, 2017 on Form N-CSRS.

Comment 7: Please explain how sector risk is addressed in the prospectus for The BeeHive Fund, given that the Fund invested 26.2% of its total net assets in the financials sector.

Response: As a result of the level of the Fund's investments in the financials sector, Registrant intends to include in its prospectus (in the section entitled "Principal Investment Risks") additional risk disclosures concerning the risks of the Fund's investments in the financials sector in conjunction with the Fund's next annual registration statement update.

Comment 8: With respect to the MAI Managed Volatility Fund, the annual report references disclosure about short sales. However, the Fund does not include short sale risk in the principal investment risks in the Fund's prospectus. Please confirm whether or not short sale risk is a principal risk of investing in the Fund.

Response:  Registrant confirms that short sale risk is not a principal risk of investing in the Fund. As a result, the disclosures concerning short sales in the Fund's annual report will be removed going forward.

Comment 9: With respect to the MAI Managed Volatility Fund, Note 4 in the Annual Report states that the Fund may repay the Adviser for fees waived and Fund expenses reimbursed under the expense limitation agreement if such repayments are made to the Adviser within three years of the Adviser's original waiver/reimbursement, and provided that the repayments do not result in the Fund's expenses exceeding the expense cap. Please revise this disclosure to state that the repayments to the Adviser may only be made by the Fund if it does not cause the Fund, at the time of recoupment, to exceed the lesser of (i) the then-current expense cap, or (ii) the expense cap in place at the time the fees/expenses were waived or reimbursed.

Response: The disclosure was revised consistent with the Staff's comment, beginning with the semi-annual report to shareholders dated February 28, 2017, and was included in the Fund's filing on Form N-CSRS filed on April 12, 2017.

Comment 10: With respect to the Monongahela All Cap Value Fund, please confirm that there are no acquired fund fees or expenses to be disclosed in the Prospectus.

Response: Registrant confirms that there are no acquired fund fees or expenses to be disclosed in the Fund's Prospectus.

Comment 11: With respect to the Monongahela All Cap Value Fund, please confirm that fees waived are subject to recoupment (see note 4). If so, please add disclosure concerning the terms and amounts of such recoupment going forward.

Response: Registrant confirms that fees waived by the Adviser are subject to recoupment. The disclosure will be amended consistent with the Staff's comment, beginning with the October 31, 2017 semi-annual report to shareholders to be filed on Form N-CSRS.

Comment 12: With respect to the Auxier Focus Fund, please confirm that fees waived are subject to recoupment (see note 5). If so, please add disclosure concerning the terms and amounts of such recoupment going forward.

Response: Registrant confirms that fees waived by the Adviser are subject to recoupment. The disclosure will be amended consistent with the Staff's comment, beginning with the December 31, 2017 semi-annual report to shareholders to be filed on Form N-CSRS.

Comment 13: With respect to the DF Dent Growth Funds, there are a few large percentages of management ownership of the funds, as seen in the Management Summary. Please explain how this is addressed in the principal risks of investing in the Funds, e.g., to the extent that there is any shareholder concentration risk or large shareholder redemption risk.

Response: Registrant intends to include appropriate risk disclosures in the Funds' prospectus going forward, effective as of the next annual registration statement update, in order to address the risks of investing in the Funds resulting from the large percentages of management ownership in the Funds.

Comment 14: The DF Dent Premier Growth Fund holds approximately 9.7% of its total net assets in REITs. Please add disclosure to the Notes to Financial Statements indicating that a portion of the distributions from a REIT may be dividends, capital gains, and/or return of capital.

Response: The percentage of total net assets invested in REITs in the DF Dent Premier Growth Fund has decreased to less than 5%. As a result, no additional disclosure is believed to be necessary.  Registrant will add appropriate disclosure if the percentage of the Fund's total net assets invested in REITs increases in future periods.

Comment 15: With respect to the DF Dent Premier Growth Fund and DF Dent Small Cap Growth Fund, greater than 25% of the assets of each Fund were invested in the information technology sector at year end. Please include sector risk in the Funds' prospectus going forward.

Response: As a result of the level of the Funds' investments in the information technology sector, Registrant intends to include in the Funds' prospectus (in the section entitled "Principal Investment Risks") additional risk disclosures concerning the risks of the Funds' investments in the information technology sector in conjunction with the Funds' next annual registration statement update.

Comment 16: With respect to the DF Dent Midcap Growth Fund, greater than 25% of the assets of the Fund were invested in the industrial sector at year end. Please include sector risk in the Fund's prospectus going forward.

Response: As a result of the level of the Fund's investments in the industrial sector, Registrant intends to include in the Fund's prospectus (in the section entitled "Principal Investment Risks") additional risk disclosures concerning the risks of the Fund's investments in the industrial sector in conjunction with the Fund's next annual registration statement update.

Comment 17: With respect to the DF Dent Premier Growth Fund and DF Dent Midcap Growth Fund, the annual report provides inconsistent definitions among the two Funds relating to the market capitalization range for mid capitalization companies. Please undertake to reconcile the definition of mid capitalization companies.

Response: Registrant intends to synchronize the capitalization ranges defined in the Funds' prospectus and annual and semi-annual report filings going forward, beginning with the Funds' next annual registration statement update, consistent with the Staff's comment.

Comment 18: Please confirm that each Fund follows the accounting and reporting requirements of investment companies under ASC 946 in the notes to financial statements. This representation is present in the reporting for some funds but not others, and should be applied consistently.

Response:  Representation is being added to each report consistently as each Fund reaches a new reporting period end.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

 Stacy L. Fuller, Esq.
 K&L Gates, LLP